FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2004

AMS HOMECARE INC.. (File #  000-50109 )

1360 – Cliveden Avenue, Delta, B.C. V3M 6K2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: February 2, 2004

By:  "Harj Gill"

        Harj Gill

Its:  CEO

      (Title)

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
X	Schedule A
Schedules B & C

ISSUER DETAILS:

Name of Issuer:	AMS Homecare Inc.
Issuer Address:	1360 Cliveden Avenue, Delta, B.C. V3M 6K2
Issuer Fax No.:	604-273-9312
Issuer Telephone No.:	604-273-5173
Contact Name:	Rani Gill
Contact Position:	President, Chairperson & Director
Contact Telephone Number:	604-273-5173 (local 109)
Contact Email Address:	ranig@amshomecare.com
Web Site Address:	www.amshomecare.com
For Quarter Ended:	2003/11/30
Date of Report:	2004/01/22

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Rani Gill"	Rani Gill	2004/01/22

"Jan Karnik"	Jan Karnik	2004/01/22

AMS HOMECARE INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

30 NOVEMBER 2003

Unaudited - Prepared by Management

AMS Homecare Inc.	Statement 1
Interim Consolidated Balance Sheet
Canadian Funds
Unaudited - Prepared by Management

ASSETS	30 November 2003	28 February 2003
Current
Receivables	$668,209	$374,660
Inventories	928,311	875,663
Prepaids	84,259	48,626
	1,680,779	1,298,949
Capital Assets (Note 4)	36,590	39,098
Intangible Assets (Note 5)	78,622	78,651
	$1,795,991	$1,416,698

LIABILITIES
Current
Bank demand loan (Note 6)	$694,097	$404,135
Accounts payable and accrued liabilities	33,011	403,562
Current portion of long-term debt (Note 7)	44,106	39,538
	771,214	847,235
Long-Term Debt (Note 7)	173,754	207,489
Due to Shareholders (Note 8)	442,257	352,395
Commitments (Note 12)
Contingency (Note 15)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 9)	75,400	75,400
Retained Earnings (Deficit) - Statement 2	333,366	(65,821)
	408,766	9,579
	$1,795,991	$1,416,698

ON BEHALF OF THE BOARD:

"Rani Gill"______________________, Director

"Jan Karnik"____________________, Director

- See Accompanying Notes -

AMS Homecare Inc.	Statement 2
Interim Consolidated Statement of Shareholders' Equity
Canadian Funds
Unaudited - Prepared by Management

	Common Shares Issued
	Number of Shares	Amount	Retained Earnings (Deficit)	Total
Balance - 28 February 2002	43,965,558	$400	$171,612	$172,012
Issue of shares for finder's fee	1,750,000	-	-	-
Issue of units for cash (Note 9)	250,000	25,000	-	25,000
Conversion of warrants into common shares (Note 9)	100,000	-	-	-
Issue of units for cash	333,333	50,000	-	50,000
Loss for the year	-	-	(237,433)	(237,433)
Balance - 28 February 2003	46,398,891	75,400	(65,821)	9,579
Income for the period - Statement 3	-	-	399,187	399,187
Balance - 31 August 2003	46,398,891	$75,400	$333,366	$408,766

- See Accompanying Notes -

AMS Homecare Inc.	Statement 3
Interim Consolidated Statement of Income
Canadian Funds
Unaudited - Prepared by Management

	2003		2002
	Three Months Ended 30 November	Nine Months Ended 30 November	Three Months Ended 30 November	Nine Months Ended 30 November
Sales	$1,038,740	$3,569,695	$707,290	$2,323,294
Cost of Sales	638,074	2,226,966	472,490	1,528,421
Gross Margin	400,666	1,342,729	234,800	794,873

Expenses
Selling
Salaries and benefits	66,588	204,276	52,313	167,823
Freight and delivery	18,933	62,761	10,081	42,373
Travel	16,797	52,663	13,247	42,802
Advertising	18,765	40,791	26,964	55,983
Communication	7,557	22,751	5,308	18,527
Stationery and supplies	1,402	11,193	1,613	7,167
	130,042	394,435	109,526	334,675
General
Salaries and consulting	59,676	177,300	65,669	188,044
Occupancy	36,029	110,362	22,505	64,724
Interest and bank charges	35,289	105,752	18,997	37,408
Professional fees	9,675	42,511	31,217	69,620
Amortization	11,261	29,808	6,717	14,484
Office and supplies	9,900	23,550	3,879	10,921
Insurance	225	21,044	14,544	30,552
Bad debts	3,878	20,601	219	3,129
Transfer agent and regulatory fees	6,560	13,705	6,249	14,700
Public relations	2,600	5,000	4,500	33,000
Travel	-	2,385	4,147	10,409
	175,093	552,018	178,643	476,991
	305,135	946,453	288,169	811,666

Income (Loss) Before the Undernoted	95,531	396,276	(53,369)	(16,793)
Other income (expenses)	2,752	2,911	-	-

Income (Loss) Before Income Taxes	98,283	399,187	(53,369)	(16,793)
Income tax expense	-	-	(12,000)	(12,000)

Net Income (Loss) for the Period	$98,283	$399,187	$(65,369)	$(28,793)

Earnings (Loss) per Share - Basic and Diluted	$0.01	$0.01	$(0.01)	$(0.01)

- See Accompanying Notes -

AMS Homecare Inc.	Statement 4
Interim Consolidated Statement of Cash Flows
Canadian Funds
Unaudited - Prepared by Management

	2003		2002
Cash Resources Provided By (Used In)	Three Months Ended 30 November	Nine Months Ended 30 November	Three Months Ended 30 November	Nine Months Ended 30 November
Operating Activities
Cash receipts from customers	$1,075,051	$3,276,146	$778,517	$2,378,402
Direct costs	(750,214)	(2,674,049)	(509,838)	(1,556,560)
Cash paid to suppliers and employees	(177,359)	(850,222)	(458,407)	(914,253)
Interest paid	(50,206)	(76,688)	(3,567)	(17,257)
	97,272	(324,813)	(193,295)	(109,668)

Investing Activities
Acquisition of capital assets	-	-	-	(1,026)
Proceeds from sale of asset	-	17,018	-	-
Acquisition of other assets	(2,817)	(22,862)	(10,000)	(73,906)
	(2,817)	(5,844)	(10,000)	(74,932)

Financing Activities
Bank demand loan advance (repayment)	85,531	289,962	(46,705)	(140,556)
Advance (repayment) of long-term debt	(9,986)	(29,167)	250,000	250,000
Units issued for cash	-	-	-	75,000
Financing costs	-	(20,000)	-	-
Advances (repayment) from (to) shareholders	(170,000)	89,862	-	-
	(94,455)	330,657	203,295	184,444

Net Increase (Decrease) in Cash	-	-	-	(156)
Cash position - Beginning of period	-	-	-	156
Cash Position - End of Period	$-	$-	$-	$-

- See Accompanying Notes -

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
30 November 2003
Canadian Funds
Unaudited - Prepared by Management

1.

Operations

These interim consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles and include the accounts of the company and its wholly owned subsidiary, AMS Homecare Canada Inc. ("AMS Canada") (formerly Three Kay Enterprises Inc.).  All significant intercompany balances and transactions are eliminated on consolidation.

Effective 28 February 2003, the wholly owned entities named, 393231 B.C. Ltd., Ambassador Holdings Incorporated and Shoprider Canada Mobility Product Partnership were wound up into AMS Canada.

The company operates as the exclusive Canadian wholesaler for the "Shoprider" brand of motorized scooters and wheelchairs and operates from its head office in Delta, British Columbia with branch locations in Quebec and Ontario.  The company has also added a line of products including surgical gloves, masks and daily living aids such as the rollator and transport chair.

2.

Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements as at 28 February 2003.

3.

Acquisition

AMS Canada

Pursuant to a Share Purchase Agreement entered into on 7 June 2002, the company acquired all of the issued and outstanding shares of AMS Canada.  AMS Canada holds the exclusive North American distribution rights for certain medical products.  This acquisition has been accounted for as an asset purchase using the purchase method of accounting.

The shares of AMS Canada were purchased for $50,000, which the vendor reinvested in the company in consideration of the issuance of 333,333 of the company's common shares.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
30 November 2003
Canadian Funds
Unaudited - Prepared by Management

4.

Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	30 November 2003 Net Book Value	28 February 2003 Net Book Value
Automobile	$15,867	$1,731	$14,136	$5,791
Computer hardware and software	53,466	44,326	9,140	7,440
Leasehold improvements	-	-	-	9,800
Office furniture and equipment	38,443	28,671	9,772	11,497
Warehouse equipment	21,150	17,608	3,542	4,570
	$128,926	$92,336	$36,590	$39,098

5.

Intangible Assets

Details are as follows:

	Cost	Accumulated Amortization	30 November 2003 Net Book Value	28 February 2003 Net Book Value
Distribution rights	$50,000	$12,500	$37,500	$45,000
Financing costs	30,000	13,834	16,166	9,332
Product development costs	13,102	-	13,102	13,102
Trademarks	16,723	4,869	11,854	11,217
	$109,825	$31,203	$78,622	$78,651

6.

Bank Demand Loan

The company has pledged certain of its assets as security for an operating line of credit consisting of direct demand loan borrowings and documentary letters of credit to a maximum of $1,000,000.  The demand loan bears interest at the Royal Bank prime rate plus 1% per annum.  The security includes a first floating charge over all assets and an assignment of inventories.  This facility contains certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital and ratio of current assets to current liabilities.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
30 November 2003
Canadian Funds
Unaudited - Prepared by Management

7.

Long-Term Debt

In November 2002, the company secured financing in the amount of $250,000 from Vancity Capital Corporation bearing an interest rate of Vancity prime plus 10.5%.  The term of this loan is 60 months with interest-only payments for the first 3 months and blended monthly payments of $6,159 thereafter.  The security includes a general security agreement from the company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and one of the Directors.  This facility contains certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital and ratio of current assets to current liabilities.

8.

Due to Shareholders

Advances received from shareholders are due on demand and are unsecured. Shareholders have agreed not to demand repayment of $442,257 before 1 December 2004 and accordingly, the advances have been classified as long term.  The company agrees to pay/accrue interest of U.S. $2,800 per month to the shareholders.

9.

Share Capital

a)

The authorized share capital as at 30 November 2003 is as follows:

Authorized:

300,000,000 common shares without par value

200,000,000 preference shares without par value

During March 2002, the company completed a 250,000 unit private placement that raised gross proceeds of $25,000.  Each unit consisted of one common share and one common share purchase warrant exercisable for two years at a price of $0.14 per unit.

During April 2002, 100,000 special warrants were converted into the company's common shares. These special warrants are included in the 28 February 2002 balance of 3,070,000 warrants and these special warrants entitled the holder to acquire, without consideration, one common share in the capital stock of the company.

During August 2002, the company received proceeds of $50,000 for the issuance of 333,333 shares to the vendor of AMS Canada.  These shares were issued in October 2002 (Note 3).

b)

As at 30 November 2003, the following share options were outstanding:

Number	Exercise Price	Expire Date
2,450,000	$ 0.25	27 January 2008

On 27 January 2003, the company granted 2,450,000 incentive stock options to directors, officers and employees of the company at an exercise price of $0.25 per share expiring 27 January 2008.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
30 November 2003
Canadian Funds
Unaudited - Prepared by Management

9.

Share Capital - Continued

c)

As at 31 August 2003, the following share purchase warrants were outstanding:

Number	Exercise Price	Expire Date
250,000	$ 0.14	27 March 2004

d)

As at 30 November 2003, there were 25,500,000 shares held in escrow relating to the 30,000,000 common shares that were escrowed pursuant to a Tier 2 Surplus Security Escrow Agreement.  These are released from escrow ratably over a 72-month period.  1,500,000 shares will be released every six months for the first two years followed by 3,000,000 shares every six months for the four years following.  To 30 November 2003, 4,500,000 shares have been released.  The release of these shares from escrow is not subject to the verification of any representation or warranties.  There are no conditions under which these shares will not be released from escrow other than the passage of time.

In addition, a further 10,000,000 common shares were allocated at closing for possible future issuance in the event that the company's aggregate earnings before interest, income tax, depreciation and amortization ("EBITDA") for its two fiscal years ending 28 February 2003 and 29 February 2004 are $750,000 or greater.  In the event EBITDA for these two fiscal years is less than $750,000 but not less than $675,000, then a proportionate number of shares (between 9,000,000 and 10,000,000) will be issued.  In the event EBITDA for the two fiscal years is less than $675,000, none of the 10,000,000 allotted shares will be issued and all further rights to such allotted shares will be terminated.  Should these shares be issued, they will be recorded at their fair value on the date of their issuance.

e)

The company has an option, solely at its discretion, to repurchase 10,000,000 of the 30,000,000 common shares issued in connection with the reverse take-over.  This option is exercisable in the event that the company's president voluntarily terminates her employment with the company in advance of 28 February 2006.  The repurchase price is $0.10 per share and expires on 28 February 2006.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
30 November 2003
Canadian Funds
Unaudited - Prepared by Management

10.

Income Taxes

The components of the future income tax assets and liabilities are as follows:

	30 November 2003	28 February 2003
Capital assets	$11,000	$10,000
Intangible assets	(12,000)	(8,000)
Non-capital losses	153,000	153,000
	152,000	155,000
Valuation allowance	(152,000)	(155,000)
	$-	$-

The company's non-capital losses, if not used, will expire as follows:

2008	$14,000
2009	110,000
2010	224,000
$348,000

The potential future tax benefit that may be derived from these losses and expenditures has been offset by a valuation allowance because it is uncertain that sufficient future income will be earned to realize those benefits.  Also, the availability of the above deductions for income tax purposes may be restricted if there is a change in control of the company.

11.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

a)

During the period, management fees in the amount of $44,550 (30 November 2002 - $44,550) were paid to the president.

b)

During the period, management fees in the amount of $44,550 (30 November 2002 - $59,250) were paid to directors.

c)

During the period, public relations fees in the amount of $NIL (30 November 2002 - $15,000) were paid to a director.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
30 November 2003
Canadian Funds
Unaudited - Prepared by Management

12.

Commitments

a)

The company has entered into an operating lease for its B.C. premises from April 2003 to March 2008.  The annual basic rent is $71,513 for the first two years and $74,788 for the remaining three years.

b)

The company has entered into an operating lease agreement to lease premises in Ontario from July 2002 to June 2004.  The annual rent including realty taxes and operating expense is $16,405.

c)

On 2 October 2002, the company announced the execution of a formal Equity Line of Credit Agreement with a New Jersey limited partnership ("LP") pursuant to which the LP has committed to purchase up to $5,000,000 of the company's common shares over a two-year period.  This financing is subject to a successful listing for quotation of the company's common shares on the NASD Over-the-Counter Bulletin Board and approval by the TSX Venture Exchange.

d)

As at 30 November 2003, the company has outstanding letters of credit for inventory in the amount of $267,660 (28 February 2003 - $31,000).

e)

Under the company's agreement with its largest supplier, the company has agreed to purchase a minimum number of scooters.  The company has also agreed to spend 2% of its revenue from scooter sales to promote this supplier's brand (fulfilled).

f)

Under an agreement with a medical equipment manufacturer, the company has agreed to pay the manufacturer a royalty of 5% of the cost of production of certain products sold by the company. No sales have been made under this agreement.

g)

The company has established a program under which its dealers may claim a refund of up to 50% of the funds spent by the dealers on advertising to a maximum of 3% of the dealer's quarterly scooter sales.

h)

On 8 May 2003, the company entered into a one year agreement with Agora Investor Relations Corp. to provide investor relation services for approximately $1,000 per month.

i)

On 2 July 2003, the company announced an agreement to purchase a warehouse with manufacturing equipment for a powder coating facility in the Eastern United States.  The company has received a binding commitment for a bridging loan of U.S. $1,500,000 from an international financing group to accomplish this.  At 30 November 2003, the acquisition and the financing have not been closed.

j)

On 3 July 2003, the company announced the signing of a renewable two-year exclusive agreement with Supracor, Inc. ("Supracor") under which the company shall market and sell Supracor's StimuLITE honeycomb cushioning products for the health care industry in Canada.

k)

On 10 September 2003, the company entered into a three year agreement with a liquid-filled swab manufacturer to purchase a minimum number of units per year.  The company has also agreed to spend 5% of its yearly sales derived from the manufacturer on marketing its products.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
30 November 2003
Canadian Funds
Unaudited - Prepared by Management

13.

Financial Instruments and Risk Management

a)

Fair Value of Financial Instruments

The company's financial instruments consist of receivables, bank demand loan, accounts payable, long-term debt, and amounts due to shareholders.  Except as noted below, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

b)

Credit Risk

The company is subject to credit risk.  To mitigate this, the company actively manages and monitors its receivables and obtains security where warranted.  Bad debt experience has not been significant.

c)

Foreign Exchange Risk

The company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

d)

Interest Rate Risk

Interest on the company's bank indebtedness and long-term debt is variable based on the lenders' prime rates.  This exposes the company to the risk of changing interest rates that may have an effect on its earnings in future periods.  The company does not use derivative instruments to reduce its exposure to interest rate risk.

14.

Economic Dependence

Approximately 86% (28 February 2002 - 97%) of sales are from products provided by the company's largest supplier.  The company's manufacturing and distribution agreement with this supplier expires 31 December 2004.

15.

Contingency

A former employee is currently seeking a claim against the company for $250,000 for wrongful termination of employment contract.  The company is defending this action, but because legal proceedings are involved, settlement of the claim could be delayed for a prolonged period. Management believes that the company will be successful in defending this claim and the company's legal counsel is currently in the process of filing a counterclaim against the employee.  At this point, no accrual for this contingency is recorded in these financial statements.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
30 November 2003
Canadian Funds
Unaudited - Prepared by Management

16.

Subsequent Event

In December 2003, the company entered into a renewable one-year exclusive agreement with a manufacturer that produces a product that transforms manual wheelchairs into automatic wheelchairs in Canada.  The exclusive distributor agreement can be automatically renewed if the company achieves certain quota requirements.  The agreement also provides original equipment manufacturer rights for all of North America.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of

             ______________ SCHEDULE A

_______X______ SCHEDULES B & C

ISSUERS DETAILS :

AMS Homecare Inc.

1360 Cliveden Avenue

Delta, B.C.  V3M 6L9

Telephone : (604) 273-5173

Fax:  (604) 273-9312

Contact Person :

Rani Gill

Contact's Position :

President & Director

Contact E-mail:

ranig@amshomecare.com

Contact Telephone Number:  (604) 273-5173, Loc. 109

For Quarter Ended :

November 30, 2003

Report Date :

January 22, 2004

CERTIFICATE :

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note that this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name :

"Rani Gill"

Date Signed :  January 22, 2004

Director Full Name :

"Jan Karnik"

Date Signed : January 22, 2004

Schedule "B"

AMS Homecare Inc.

Supplementary Information

1.

Analysis of expenses and deferred costs for six months ended November 30, 2003

a.

Deferred costs

N/A

b.

Selling, general and administrative costs - see Consolidated Statements of Operations

c.

Cost of sales of $2,226,966 consists of the landed cost of products sold during the nine months ended November 30, 2003

2.

Related party transactions for six months ended November 30, 2003

See Note 11 of the Notes to the Consolidated Financial Statements

3.

Securities issued and options granted for the nine months ended November 30, 2003

See Note 9 of the Notes to the Interim Consolidated Financial Statements

4.

Securities as at November 30, 2003

See Note 9 of the Notes to the Interim Consolidated Financial Statements

5.

List of directors and officers

Rani Gill, Director & President

Harj Gill, Director & CEO

T. Barry Coughlan, Director

Jan Karnik, Director

Ranjodh Sahota, Director

Amarjit S. Mann, Director

Daryl Hixt, Corporate Secretary

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Nine Months ended November 30, 2003

DESCRIPTION OF BUSINESS

The Company is principally in the business of outsourced manufacturing and distributing medical equipment, products and supplies appealing to the self-care base of the homecare sector, with an historical emphasis on providing assistive mobility devices that satisfy the growing needs of the aging North American population. At the present time the Company is expanding its range of product offerings to cover a wide range of daily living items.  Our long-term goals for the business include continued expansion of product offerings and expansion into the United States.  In order to achieve these goals, the Company is attempting to complete financings previously announced and negotiate additional financings.  The Company is a reporting issuer in British Columbia and trades on the TSX Venture Exchange under the symbol AHC.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

Sales for the quarter ended November 30, 2003 consisted of scooters, scooter accessories, rollators, and manual wheelchairs.  Net sales for the three months ended November 30, 2003 increased by 47% to $1,038,740 from $707,290 for the same period last year.  Year to date net sales on the other hand increased by 54% to $3,569,695 compared to $2,323,294 for the same period last year.  As at November 30, 2003, 86% of the sales are from products provided by the company's largest supplier.  Gross profit as a percentage of net sales for the three and nine months ended November 30, 2003 was 39% and 38%, respectively, compared to 33% and 34% in the same periods a year ago.  The current year-to-date margins are higher due to the addition of new products such as rollators, transport chairs, cushions, and disposables.

Selling expense as a percentage of net sales for both the three and nine months ended November 30, 2003 was 13% and 11% compared to 15% and 14% in same periods last year.  The decrease is directly related to higher sales.  The overall dollar amount actually increased by $20,516 for the quarter and $59,760 for the nine months ended November 30, 2003.  The increases in costs are directly related to higher sales and the addition of an additional employee.

General and administrative costs as a percentage of net sales for the three and nine months ended November 30, 2003 was 17% and 15%, respectively, compared to 25% and 21% in the same periods a year ago.  The decrease is a direct result of higher sales.  The overall dollar amount actually increased by $75,027 for the nine months ended November 30, 2003.  Occupancy costs increased by $45,638 year to date due to the move to a larger facility.  Of the $12,629 year-to-date increase in office and supplies, $7,175 is due to an increase in donations over the same period last year.  The amortization of financing costs and other intangible assets attributed to the increase of $15,324 in year-to-date amortization.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Nine Months ended November 30, 2003

Results of Operations (continued)

Interest and bank charges increased by $68,344 for the nine months ended November 30, 2003.  Of this increase, $59,431 is from higher interest costs comprised of interest paid on the Term debt and bank demand loan, interest paid to Itrade Finance for the trade import facility and interest paid on shareholder advances.  Bad debts increased by $17,472 for the nine months ended November 30, 2003 compared to the same period last year due to the write-off of accounts deemed uncollectible.  The overall year-to-date increases in general and administrative costs were offset by decreases travel, insurance, professional fees, public relations, salaries and benefits, transfer agent and regulatory costs totaling $84,380.  The decrease was due to cost saving measures by the company in terms of lowering public relations costs and reducing staff.

Net income before income taxes for the quarter increased by $151,652 to $98,283 from a loss of $53,369 for the same period a year ago.  Year-to-date net income before income taxes increased by $415,980 to $399,187 from a loss of $16,793 for the same period a year ago.  This increase is attributable to higher sales with the addition of new products and an increase in sales in existing products.

Financial Condition

The company continued to finance its operations principally through cash generated by the business, together with credit facilities from a Canadian chartered bank, shareholder advances, import credit facility from Itrade Finance Inc, and funds obtained from the Term Debt.  In April 2003, the company secured an additional $500,000 in credit by changing its banking facilities to the Royal Bank of Canada.  The company's borrowing arrangements from the bank and the Term debt from Vancity Capital Corporation contain certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital, and ratio of current assets to current liabilities.  As of November 2003, the company was in compliance with all these covenant requirements.  The company is continuing to attempt to recover from the damages that it experienced as a result of the unnecessary and improper delays in the completion of the RTO by the TSX Venture Exchange.  To this end, the company is actively pursuing subordinate debt and equity financing arrangements.

As at November 30, 2003, total working capital for the Company was $909,565 compared to $451,714 at February 28, 2003.  This increase in working capital is attributable to an increase in inventory and accounts receivable.

The company is still in the process of obtaining approval from the US Securities and Exchange Commission for the 20F document and is completing the SB2 filing both of which are requisites to execute the Cornell Capital Partners US$5,000,000 financing.  The company expects completion of these transactions in 2004.

Subsequent Events

On December 9, 2003, the company announced that it has not closed its acquisition of the exclusive license and intellectual property rights for the telemetry technology and is currently in discussion to extend and revise the terms of closing however no agreement has been reached at this time.  The company is attempting to close its announced financing and the acquisition of the building in Eastern United States.

On December 11, 2003, the company signed a one-year agreement renewable for an additional two years with Soleus Mobility of California under which AMS Homecare will market and sell the Soleus Freedom Add-On, a product that transforms manual wheelchairs into automatic wheelchairs.  This agreement is exclusive in Canada and also provided OEM rights for all of North America.

The quarterly report including the Management's Discussion and Analysis may contain forward looking statements, including statements regarding the business and anticipated financial performance of the Company, which involve risks an uncertainties.  These risks and uncertainties may cause the Company's actual results to differ materially from those contemplated by the forward-looking statements.  Factors that might cause or contribute to such differences include, among others, competitive pressures, the growth rate of the industry, constantly changing technology and market acceptance of the Company's products.  Investors are also directed to consider the other risks and uncertainties discussed in the Company's required financial statements and filings.